

Mail Stop 3561

June 1, 2010

Mr. Scott W. Scampini
Chief Financial Officer
ZBB Energy Corporation
N 93 W14475 Whittaker Way
Menomonee Falls, WI

> **Re: ZBB Energy Corporation**
> **Form 10-K/A for the Fiscal Year Ended June 30, 2009**
> **Filed February 12, 2010**
> **Form 10-Q for the Quarterly Period Ended March 31, 2010**
> **File No. 001-33540**

Dear Mr. Scampini:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K/A for the Fiscal Year Ended June 30, 2009

Consolidated Statements of Changes in Shareholders' Equity (restated), page 30

1.   Please revise to provide an analysis of the changes in the cumulative translation adjustment as set forth in FASB ASC 830-30-45-18 through 20 as appropriate.

Note 2 – Summary of Significant Accounting Policies, page 32

2.   You disclose in Note 1 – Nature of Organization that your activities have been
        financed in part through government grants. Please disclose your policy
        describing how you account for government grants.

Concentration of Credit Risk and Fair Value, page 35

3.   We note the significant increase in your accounts receivable as compared to prior
        year. Please confirm that your accounts receivable represent amounts billed and
        due within one year or revise to provide the disclosures set forth in FASB ASC
        910-310-50.

Advanced engineering and development, page 35

4.   We note the costs that are separately identifiable, incurred and funded by
        advanced engineering and development type agreements will be shown separately
        on your statement of operations as a "cost of engineering and development
        contract;" however, we cannot locate such cost caption in your statement of
        operations for the periods presented. Please explain to us why the costs related to
        your engineering and product development activities pursuant to your
        collaborative project with the Commonwealth of Australia, for example, are not
        shown separately on your statement of operations. If you classified these costs as
        part of "advanced engineering and development" line item instead, please advise
        us and clarify your disclosures.

5.   Similarly, we note from Note 4 in March 31, 2010 Form 10-Q that with respect to
        the AEST project, the agreement did not provide adequate specificity for you to
        allocate revenues and related expenditures for separate classification in the
        statement of operations. In this regard, clarify for us and in your disclosures if
        you have classified and netted revenues and expenditures within the "advanced
        engineering and development" line item. If so, please explain your accounting
        basis for netting revenues and expenditures.

Note 5 – Investment in Joint Venture, page 37

6.   Please explain to us how you recorded the dissolution of the Chinese joint venture
        and your calculation of the realized loss of $15,369 on your investment. In this
        regard, we note the carrying amount at June 30, 2008 was $242,350 and you
        offset a portion of your investment by unfulfilled deferred revenue of $160,000.

7.   Please disclose the portion of the loss on dissolution representing the cumulative translation adjustment or advise us. Refer to FASB ASC 830-30-40-1.

Note 9 – Employee/Director Equity Incentive Plans, page 38
Note 14 – Stock-Based Compensation, page 42

8.   Please expand to disclose the following information regarding your incentive plans as required by FASB ASC 718-10-50-2:

*   The weighted-average grant-date fair value of options or other equity instruments granted during the year.
*   The total intrinsic value of options exercised, and the total fair value of shares vested during the year.

Note 16 – Restatement, page 43

9.   Please expand your disclosure to include the impact of your restatement on earning per share amounts. Refer to FASB ASC 250-10-50-7.

Controls and Procedures, page 45

10.   Please revise to provide a statement that your annual report does not include an attestation report of your registered public accounting firm regarding internal control over financial reporting as required by Item 308T of Regulation S-K.

Form 10-Q/A for the quarterly period ended September 30, 2009

Controls and Procedures, page 22

11.   We note your statement that your former chief executive officer and chief financial officer concluded disclosure controls and procedures were originally effective except with respect to the identification, review and disclosure of related party transactions. In your subsequent evaluation where your officers concluded your disclosure controls and procedures were not effective because of the identification of a material weakness related to revenue recognition, you do not address related party transactions. Given the exception originally noted, it remains unclear whether your subsequent conclusion encompasses the review and disclosure of related party transactions.   Please advise us and ensure your disclosure in future filings states in clear and unqualified language, the conclusions reached by your officers.

Form 10-Q for the quarterly period ended March 31, 2010

Controls and Procedures, page 22

12.   We note your officers concluded your disclosure controls and procedures were
        effective "[t]o cause the material information required to be disclosed by you in
        reports you file or submit under the Exchange Act is recorded, processed,
        summarized and reported within the time periods specified in the SEC rules and
        forms." Since you have included a portion of the definition of disclosure controls
        and procedures in your disclosure, please include the entire definition. In future
        filings, if you choose to include the definition, please revise to clarify, if true, that
        your disclosure controls and procedures are also effective to ensure that
        information required to be disclosed in the reports that you file or submit under
        the Exchange Act is accumulated and communicated to your management,
        including your chief executive officer and chief financial officer, to allow timely
        decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).
        Please confirm to us that your conclusion regarding effectiveness would not
        change had these statements been included in this filing.

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 15

Results of Operations, page 18

13.   We note the significant increase in accrued expenses as of March 31, 2010
        compared to June 30, 2009 and you disclosed on page 8 that the expenses
        included $350,000 in warranty reserve and $100,000 in provision for anticipated
        contracted losses. In this regard, please advise us of the drivers behind the
        increase and revise to provide a more robust discussion of these provisions during
        the period ended March 31, 2010.

14.   In this section and in your Liquidity and Capital Resources section, you discuss
        the changes in operations and cash flow amounts between periods. However, the
        dollar amounts you disclose mostly repeat information that is available from the
        face of the financial statements. Therefore, please expand your discussion to
        explain the underlying reasons behind the period-to-period changes for each
        individual line item to the extent material. Where changes in items are caused by
        more than one factor, please quantify the effect of each factor in your discussion.
        See Item 303 of Regulation S-K and SEC Release No. 33-8350.

Exhibit 31.1 and 31.2

15.   Please delete the title of the officer from the first sentence of each certification in future filings. The wording in each certification should be in the exact format provided by Item 601 of Regulation S-K.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please submit your cover letter over EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Donna Di Silvio, Staff Accountant, at (202) 551-3202 or if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3377 with any other questions.

Sincerely,

Andrew Mew
Accounting Branch Chief